PLANTSNAP, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

February 24, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
PlantSnap, Inc.
Telluride, CO

I have reviewed the accompanying balance sheet of PlantSnap, Inc. as of December 31, 2016 , and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PLANTSNAP, INC.
BALANCE SHEET
DECEMBER 31, 2016

_____

ASSETS

CURRENT ASSETS

Cash $ 22,573

TOTAL CURRENT ASSETS   22,573

TOTAL ASSETS $ 22,573

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES

Convertible Notes   89,900

TOTAL LIABILITIES   89,900

SHAREHOLDERS' EQUITY

Capital Stock (1 share authorized and issued, no par value)   -
Retained Earnings (Deficit)   (67,327)

TOTAL SHAREHOLDERS' EQUITY   (67,327)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $ 22,573

PLANTSNAP, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Operating Expense		
Software Development	$	39,884
Rent		10,000
General and Administrative		12,043
		61,927
Net Income from Operations		(61,927)
Other Income (Expense)		
Interest Expense		(5,400)
Net Income	$	(67,327)

PLANTSNAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(67,327)

Cash Flows From Financing Activities

Sale of Notes	84,500
Accrued Interest	5,400
Net Cash Flows From Investing Activities	89,900

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		22,573
Cash at End of Period	$	22,573

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

PlantSnap, Inc. ("the Company") is a corporation organized under the laws of the State of Nevada, with offices in Colorado. The Company is developing a mobile app that will identify plants from pictures taken by the device. The Company will earn revenue by selling the app and through sales of advertising delivered to end users by the app.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, virtual currency balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies offices under a month to month lease that management considers an operating lease. Because the lease can be terminated by either party with reasonable notice, there are no future minimum payments due under the lease agreement.

Convertible Notes

In 2016, the Company borrowed money to financing operations under a series of convertible notes ("the Notes"). The Notes accrue interest at the rate of 12% per annum. Principal and accrued interest are both payable in one installment due December 31, 2018, or upon the occurrence of a Sale Event, whichever is earlier. As used herein, "Sale Event" means (a) the sale of all or substantially all the assets of the Company, (b) the merger of the Company into or the consolidation of the Company with any other entity (other than for purposes of changing the Company's domicile), or (c) the sale of outstanding equity interests of the Company by its stockholders in which at least 50% of the voting securities of the Company are transferred.

The unpaid principal and interest outstanding on the notes is convertible upon the occurrence of a Sale Event or at the Maturity Date, into shares of the Company's Common Stock at a conversion price per share equal to amount obtained by dividing (a) $2.5 million (current Plant Snap, Inc. valuation), by (b) the number of shares of the Company's Common Stock outstanding immediately prior to such conversion determined on a fully-diluted basis and assuming the conversion or exercise of all of the Company's then outstanding convertible securities and options, warrants and other rights to purchase shares of the Company's Common Stock.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred a net operating loss in 2016which will be carried forward to reduce taxes due in future years. Due to management's uncertainty as to the value or timing of any benefits associated with the carryforward, no associated allowance has been recognized in the statements. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Income Tax in the State of Colorado. The Company's 2016 Income Tax filing for the State of Colorado will be subject to inspection until 2021.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2017, the date that the financial statements were available to be issued.